

04010486

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME West Japan Railway Company

*CURRENT ADDRESS 4-24, Shibata 2-chome
Kita-ku, Osaka 530-8341
Japan

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34777 FISCAL YEAR 3/31/02

• *Complete for initial submissions only* •• *Please note name and address changes*

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OICF/BY: [signature]

DAT : 3/9/04

May 13, 2002

82-34777

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)

Results for the year ended March 31, 2002

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

For further information, please contact: Akiyoshi Yamamoto, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for the Settlement of Accounts: May 13, 2002

U.S. accounting standard: not applied

1. Results for fiscal 2002 (April 1, 2001 to March 31, 2002)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous year)		Operating income (% change from the previous year)		Recurring profit (% change from the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
Fiscal 2002	1,190,610	(-0.4)	117,649	(5.2)	70,041	(24.9)
Fiscal 2001	1,195,516	(0.4)	111,877	(3.8)	56,059	(17.7)

	Net income (% change from the previous year)		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-operating revenues ratio
	Millions of yen		Yen	Yen	%	%	%
Fiscal 2002	45,537	(47.1)	22,768.68	—	11.0	2.8	5.9
Fiscal 2001	30,961	(23.4)	15,480.62	—	8.1	2.2	4.7

Notes: 1. Gain/(loss) on investment in subsidiaries recorded using the equity accounting method:

Year ended March 31, 2002: ¥720 million

Year ended March 31, 2001: ¥228 million

2. Average number of shares outstanding during fiscal years:

Fiscal 2002: 2,000,000 shares

Fiscal 2001: 2,000,000 shares

3. There were no changes in accounting methods.

4. Percentages indicate year-on-year increase/(decrease) in operating revenues, operating income, recurring profit, and net income.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2002	2,416,787	411,480	17.0	205,740.04
Fiscal 2001	2,576,301	413,645	16.1	206,822.51

Note: Number of shares outstanding at fiscal year-end:

Year ended March 31, 2002: 2,000,000 shares

Year ended March 31, 2001: 2,000,000 shares

(3) Cash flows

	Operating activities	Investing activities	Financing activities	Cash at end of the six months
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal 2002	99,590	17,790	-167,196	94,023
Fiscal 2001	138,784	9,403	-133,297	143,781

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 64

Unconsolidated subsidiaries: 0

Affiliates accounted for by the equity method: 5

(5) Changes in the scope of consolidation

There was no inclusion nor exclusion of consolidated subsidiaries.

There was no inclusion nor exclusion of affiliated companies accounted for by the equity method.

2. Forecast for fiscal 2003 (April 1, 2002 to March 31, 2003)

	Operating revenues	**Recurring profit**	**Net income**
	Millions of yen	Millions of yen	Millions of yen
Interim period	586,500	42,000	22,500
Fiscal year	1,181,000	73,000	39,000

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥19,500.00.

Please refer to page six for information regarding the calculation of earnings projections.

(1) BASIC MANAGEMENT POLICIES

1. Management Policy

The West Japan Railway Company (JR-West) Group is principally engaged in railway operations. Complementary operations in sales of goods and food services and real estate are undertaken with the respective aims of providing services primarily to the Group's railway users and leveraging the commercial potential of its station premises and surrounding properties.

In the execution of these various operations and in line with basic management policy, JR-West and its affiliated companies are working together as one to realize optimal use of respective corporate resources and enhanced competitive strength in their respective markets. At the same time, they have steadily pursued the ongoing reinforcement of their operating structures by undertaking focused and effective capital investments and the reconfiguring of administrative systems for increased efficiency.

JR-West will continue to fortify its operating structures to cope with today's difficult operating environment while accurately identifying market trends. Toward this purpose, JR-West will implement all possible measures in a strategic and timely manner to achieve optimal use of corporate resources and enhance competitive strength to further bolster its operating structures and raise the sales and profit levels of the Group as a whole.

2. Basic Policy Regarding the Distribution of Profits

JR-West's basic policy is to make stable dividend payments while securing adequate internal capital resources to maintain a management foundation that is capable of supporting stable, long-term growth.

3. Changes to Management Structure

JR-West has instituted a number of important measures designed to further strengthen its management structure. These include the appointment of external managing directors, with the aim of revitalizing the Board of Directors, and the introduction of an executive officer system, under which management decision-making processes and administrative executive functions are carried out separately. Aiming to enhance management transparency, the Company is aggressively promoting information disclosure, primarily through investor relations activities.

As a response to the dramatic changes in the operating environment and also to achieve sustainable growth, groupwide management reforms are being implemented. For example, in April 2001, the Group as a whole established four strategic business units: the Sales of Goods and Food Services Business Unit, the Shopping Center Business Unit, the Hotel Business Unit, and the Real Estate Business Unit.

4. Medium-Term Management Strategy

In November 2001, the JR West Group established new mid-term management targets for fiscal 2006 to fiscal 2005. Dubbed "The Second Stage of Railway Revitalization," these targets set the following basic directions:

1. Enhance the further security and reliability we offer to our customers
2. Contribute to the advancement and development of society and the economy, with the railway as a core business
3. Increase the corporate value and live up to the expectations of our shareholders
4. Strive for business operation that is friendly to the global environment

The following are our numerical targets for 2006:

1. ROA (Return on Assets): 5.4% (Consolidated)
2. ROE (Return on Equity): 9.6% (Consolidated)
3. Operating income: ¥130.0 billion (Consolidated)
4. Net income: ¥50.0 billion (Consolidated)
5. Long-term debt: ¥1,100.0 billion (Consolidated), ¥1,000.0 billion (Parent-only)
6. Number of employees at the start of the fiscal year: 32,000 (Parent-only)

5. Management Issues

The operating environment surrounding the JR-West Group is expected to remain challenging. The negative effect of the stagnant Japanese economy is being exacerbated by such factors as a decline in the size of Japan's labor force due to the declining birth rate and the graying of population. Intensifying competition from rival transportation operations as well as recent technological innovations and the widespread adoption of IT pose additional challenges.

In December 2001, JR-West realized complete privatization from a legal and regulatory perspective in compliance with the amendment to the Law Concerning Passenger Railway Companies and Japan Freight Railway Company (the JR Law). In response to the expectations of our customers and shareholders, JR-West is now striving to institutionalize management based on autonomy and self-reliance and is making utmost efforts to achieve its mid-term management targets. By providing value-added products and services that take into account societal changes and customer needs, JR-West aims to maintain or raise profitability, as it steadily implements a variety of cost-cutting measures.

To ensure even higher levels of safety and stability in its core railway services, JR-West will continue to carry forward effective initiatives designed to elevate the skill levels of all employees and introduce the necessary hardware to maintain its railway infrastructure. As an example, JR-West is taking various steps to secure profits and raise the quality and cost-competitiveness of the high-speed transportation services provided by its train fleet, including the 500 Series and 700 Series *Nozomi* and *Hikari Rail Star* trains. JR-West is also continuing to fortify its operating structures in this segment by promoting even greater efficiency in administrative operations and changes in overhead cost structure.

In JR-West's travel business, the operating environment is growing increasingly harsh. The merger between Nippon Travel Agency Co., Ltd., and Kinki Nippon Tourist Co., Ltd., was called off. JR West is now extending further cooperation to Nippon Travel Agency to help the agency reinforce its operational structure.

Meanwhile, in its Sales of Goods and Food Services and Others businesses, JR-West is seeking to achieve optimal use of the Group's assets. JR-West is simultaneously undertaking further restructuring to enhance its competitive strength as it strives to maximize sales and profits for the Group. JR-West is also pursuing development of new areas of business that match market changes as well as evolving user needs.

(2) PERFORMANCE HIGHLIGHTS

Amid a deceleration of the global economy, a harsh operating climate persisted domestically, in that private-sector investment declined, the employment environment remained harsh, the future direction of the Japanese economy remained unclear, and consumer spending continued to be weak.

Against this backdrop, the JR-West Group companies, under the new group management structure, took a variety of steps to improve profitability and fully utilize asset holdings, particularly in core railway services, to reinforce their operating structures.

As a result, the JR-West Group achieved the following consolidated results in fiscal

2002: operating revenues of ¥1,190.6 billion, down 0.4% year on year; operating income of ¥1,17.6 billion, up 5.2%; recurring profit of ¥70 billion, up 24.9%; and net income after taxes of ¥45.5 billion, up 47.1%.

1. Results by Business Segment (Consolidated Basis)

(1) Transportation Services

JR-West has increased the frequency of the highly popular *Hikari Rail Star* train on the Sanyo Shinkansen line, and also improved frequency and convenience on other lines by taking such measures as adding Shin-Kobe as a *Nozomi* stop on the route between Tokyo and Hakata. JR-West further augmented its high-speed transportation system by introducing the 700 Series and 300 Series of Hikari trains, which operate between Tokyo and Hiroshima, and are aggressively promoting their use. As for conventional lines, on its Urban Network, which links Kyoto, Osaka, and Kobe, JR-West is working to improve access to Universal Studios Japan (USJ), and is experiencing substantial passenger traffic. JR-West has increased the number of Rapid Trains on the Gakkentoshi line to coincide with improvements to its facilities. On the JR Kobe line, JR-West introduced a Special Rapid Train during early morning and late night hours to improve convenience. In addition, JR-West is expanding its intercity transportation service. On the San-In Main line, operating between Yasugi and Masuda, JR-West introduced newly manufactured rolling stock to coincide with the completion of construction being undertaken to speed up rail service. On the Hokuriku line, by switching over to new train models for the *Hakutaka* Limited Express Train, JR-West has been able to reduce travel time and improve service frequency.

In JR-West's bus operations, use of regular and chartered buses remains sluggish and fares are falling as a result of intensified competition. JR-West has improved convenience and enhanced its road services by increasing the frequency of buses between Tokyo and Osaka and newly introducing daytime services.

As a result, operating revenue for Transportation Services fell 1.3%, to ¥868.1 billion, while operating income grew 2.0%, to ¥88.4 billion.

(2) Sales of Goods and Food Services

JR-West is expanding its retail operations within station premises and aggressively opening new businesses. For example, inside Osaka Station, JR-West has opened a restaurant area, called "Dining Road", and a cafe complex, dubbed "X-TIME", which features an Internet viewing service. "Books Kiosk Amagasaki Branch" was opened inside Amagasaki Station, and DeliCafe Express was opened inside Kyoto Station. JR Kyoto Isetan continued to show a strong performance. As a result, operating revenue rose 4.0% from the previous year, to ¥227.6 billion, while operating income surged 24.9%, to ¥4.7 billion.

(3) Real Estate

JR-West began operation of a shopping center within the mini-station building at Hyogo Station as well as "Chelsea Market" beneath the overhead tracks on the east side of Osaka Station. These are two examples of JR West's efforts to effectively utilize its assets. As a result of the full fiscal-year effect of Kokura Himawari Street, a shopping center at Kokura Station on the Sanyo Shinkansen line that began operation in October 2000, operating revenue increased 1.6%, to ¥68.9 billion, and operating income rose 15%, to ¥15.3 billion.

(4) Other Businesses

Regarding hotels, advertising agency services, and construction services, the hotel business showed a favorable performance. Owing to efforts by advertising agency services and other businesses to secure profits and cut costs, Other Businesses saw operating revenue rise 5.2% from the previous year, to ¥185.6 billion, and operating income increase 21.1%, to ¥9.8 billion.

2. Forecast for Fiscal 2003

Economic conditions are expected to worsen. Given this gloomy outlook, the JR-West Group is implementing various measures to make optimal use of management resources to secure stable earnings and profits and ultimately maximize corporate value.

Consolidated results forecast for the year is as follows:

Operating revenue	¥ 1,181.0 billion
Operating income	¥ 119.0 billion
Recurring profit	¥ 73.0 billion
Net income	¥ 39.0 billion

Forward Looking Statements

Statements made in this report with respect to JR-West's plans, objectives, strategies, projected results, and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of JR-West that are based of management expectations, assumptions, estimates, and beliefs in light of the information currently available to it.

Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to be different, possibly materially, from the results anticipated in the statements. Potential risks and uncertainties include, without limitation, the general economic conditions and business environment, consumer-spending trends, competitive conditions with companies other than JR-West and its affiliate, and changes to laws and regulations.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2002	2001	Change from the previous year
ASSETS			
Current assets:			
Cash	94,361	92,557	1,804
Trade notes receivable	11,585	13,845	-2,259
Railway fares receivable	18,383	18,774	-391
Accounts receivable	14,771	16,900	-2,128
Income tax receivable	13	118	-105
Marketable securities	169	47,610	-47,441
Inventory	12,030	12,267	-237
Deferred tax assets	16,450	7,718	8,731
Other current assets	24,594	44,664	-20,070
Less allowance for doubtful accounts	-400	-209	-190
Total current assets	**191,960**	**254,248**	**-62,287**
Fixed assets:			
Property, plant and equipment:	**2,084,308**	**2,114,557**	**-30,249**
Buildings	1,077,195	1,124,828	-47,632
Machinery, equipment and transport equipment	221,507	224,958	-3,450
Land	680,850	681,379	-529
Construction in progress	69,122	47,869	21,253
Other property, plant and equipment	35,630	35,521	108
Intangible fixed assets	**7,024**	**8,451**	**-1,426**
Consolidation goodwill	291	—	291
Other	6,733	8,451	-1,718
Investments and other assets:	**133,420**	**198,815**	**-65,395**
Investment securities	60,892	146,586	-85,693
Contribution to a welfare annuity	—	8,682	-8,682
Deferred tax assets	51,641	19,052	32,588
Other investments and assets	21,814	24,793	-2,979
Less allowance for doubtful accounts	-927	-299	-628
Total fixed assets	**2,224,753**	**2,321,824**	**-97,071**
Deferred assets	**73**	**228**	**-154**
Total assets	**2,416,787**	**2,576,301**	**-159,513**

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2002	2001	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Trade notes payable	39,101	39,431	-330
Short-term loans	7,694	13,876	-6,182
Current portion of long-term debt	45,670	72,160	-26,490
Current portion of long-term payables for acquisition of railway properties	34,708	34,772	-63
Accounts payable	82,951	81,541	1,409
Accrued consumption tax	7,895	8,810	-914
Accrued income tax	30,093	19,856	10,237
Railway deposits received	7,762	8,132	-369
Deposits received	26,239	36,092	-9,853
Prepaid railway fares received	28,401	28,751	-350
Advances received	74,832	67,830	7,001
Deferred tax liabilities	—	7	-7
Less allowance for bonuses	40,378	40,999	-621
Reserve for compensation of completion of construction	40	38	2
Other current liabilities	25,665	27,551	-1,885
Total current liabilities	**451,434**	**479,853**	**-28,419**
Long-term liabilities:			
Bonds	215,000	200,000	15,000
Long-term debt	351,402	358,652	-7,249
Long-term payables for acquisition of railway properties	611,178	720,076	-108,897
Long-term payables for leased railway properties	40,836	33,338	7,498
Deferred tax liabilities	1,833	3,000	-1,167
Retirement allowances for employees	190,811	231,112	-40,300
Reserve for repairs on concrete structures	9,650	—	9,650
Consolidation adjustment	—	364	-364
Other long-term liabilities	114,298	120,148	-5,849
Total long-term liabilities	**1,535,011**	**1,666,692**	**-131,680**
Total liabilities	**1,986,446**	**2,146,546**	**-160,099**
Minority interest	**18,861**	**16,110**	**2,750**
Shareholders' equity			
Capital stock	100,000	100,000	—
Capital surplus	55,000	55,000	—
Consolidated retained earnings	250,513	214,990	35,523
Evaluation differences on other securities	5,966	43,654	-37,688
Total shareholders' equity	**411,480**	**413,645**	**-2,164**
Total liabilities, minority interest, and shareholders' equity	**2,416,787**	**2,576,301**	**-159,513**

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2002	2001	Change from the previous year
Operating revenues	**1,190,610**	**1,195,516**	**-4,906**
Operating expenses:			
Transportation and other services and cost of sales	911,241	918,754	-7,513
Selling, general and administrative expenses	161,719	164,884	-3,165
	1,072,960	**1,083,638**	**-10,678**
Operating income	**117,649**	**111,877**	**5,772**
Nonoperating revenues:			
Interest	243	652	-409
Dividend	319	681	-362
Amortization of consolidated adjustment	530	972	-442
Equity in earnings of affiliates	720	228	492
Other	6,465	6,816	-350
	8,279	**9,350**	**-1,071**
Nonoperating expenses:			
Interest	54,380	63,169	-8,788
Other	1,507	2,000	-492
	55,887	**65,169**	**-9,281**
Recurring profit	**70,041**	**56,059**	**13,982**
Extraordinary profits:	**109,235**	**109,122**	**112**
Proceeds from construction contract	30,963	34,700	-3,736
Gain on investment securities	68,488	62,900	5,587
Other	9,783	11,522	-1,738
Extraordinary losses:	**96,030**	**109,997**	**-13,967**
Loss on reduction entry of proceeds from construction	28,837	34,238	-5,400
Loss on transfer of debt	23,178	8,933	14,244
Repair expenses for elevated track of Shinkansen	15,872	—	15,872
Loss on investment securities	9,072	8,233	839
Adjustment for prior years' charges for leased railway properties	—	25,839	-25,839
Recognition of prior service cost of retirement benefits due to the revision of early retirement program	—	26,278	-26,278
Other	19,069	6,474	12,594
Income before income taxes	**83,246**	**55,184**	**28,061**
Corporation, inhabitants and enterprise taxes	48,366	37,179	11,186
Income taxes-deferred	-14,156	-13,957	-198
Minority interests in earnings of consolidated subsidiaries	3,499	1,001	-2,497
Net income	**45,537**	**30,961**	**14,576**

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2002	2001	Change from the previous year
Retained earnings at beginning of the year	**214,990**	**193,847**	**21,142**
Increase in retained earnings	**106**	**279**	**-173**
Increase in retained earnings due to change on equity proportion of affiliates	—	279	-279
Increase in retained earnings due to merger of consolidated and nonconsolidated subsidiaries	106	—	106
Appropriations of retained earnings	**10,120**	**10,097**	**22**
Cash dividends	10,000	10,000	—
Directors' bonuses	120	97	22
[Including corporate auditors' bonuses]	[17]	[15]	[2]
Net income	**45,537**	**30,961**	**14,576**
Retained earnings at the end of the year	**250,513**	**214,990**	**35,523**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2002	2001	Change from the previous year
I. Cash flows from operating activities			
Income before income taxes adjustments	83,246	55,184	28,061
Depreciation and amortization	115,160	120,045	-4,885
Loss on reduction entry of fixed assets	28,837	34,238	-5,400
Loss from disposal of fixed assets	9,284	10,129	-844
Loss on write-down of investment securities	9,072	8,233	839
Amortization of consolidation adjustment	-530	-972	442
Increase in allowance for doubtful accounts	818	184	634
Decrease in allowance for retirement benefits	-40,302	26,273	-66,576
Decrease in allowance for bonuses	-622	-1,358	736
Increase in other reserves	9,813	—	9,813
Interest and dividends receivable	-562	-1,334	771
Interest expenses	54,380	63,163	-8,782
Investment income from accounted for by the equity method	-720	-228	-492
Contributions for the construction of railway facilities receivable	-30,963	-34,700	3,736
Increase in accounts receivable	3,925	-8,059	11,985
Increase in inventories	302	449	-147
Decrease in accounts payable	-4,990	32,093	-37,083
Decrease in accrued consumption tax	-915	3,139	-4,055
Other	-43,465	-55,420	11,954
Sub-total	191,767	251,062	-59,295
Interest and dividends received	560	1,091	-531
Interest paid	-54,713	-64,258	9,544
Income taxes paid	-38,129	-49,226	11,097
Income taxes refunded	105	114	-9
Net cash provided by operating activities	**99,590**	**138,784**	**-39,193**
II. Cash flows from investing activities			
Cash placed in time deposits (maturities of more than 3 months)	-3,530	-1,407	-2,123
Cash withdrawn from time deposits (maturities of more than 3 months)	5,328	2,813	2,514
Purchases of property, plant and equipment	-120,277	-111,693	-8,584
Proceeds from sales of property, plant and equipment	7,333	1,786	5,547
Receipts of contributions for the construction of railway facilities	41,658	47,465	-5,807
Purchases of investment securities	-867	-1,411	543
Proceeds from sales of investment securities	87,735	72,589	15,145
Increase in loans	-795	-462	-333
Collections of loans and advances	313	545	-232
Other	893	-822	1,716
Net cash used in investing activities	**17,790**	**9,403**	**8,386**
III. Cash flows from financing activities			
Increase in short-term loans, net	-6,182	-488	-5,693
Increase in long-term debt	39,117	16,415	22,702
Repayment of long-term debt	-72,856	-81,001	8,144
Proceeds from issuance of bonds	15,000	—	15,000
Redemption of bonds	—	-14,960	-14,960
Long-term payables for acquisition of railway properties	-108,961	-33,765	-75,195
Cash dividends	-10,009	-10,017	7
Payment of cash dividends to minority interests	-125	-116	-8
Other	-23,178	-9,362	-13,815
Net cash used in financing activities	**-167,196**	**-133,297**	**-33,898**
IV. Decrease in cash and cash equivalents	**-49,814**	**14,890**	**-64,704**
V. Cash and cash equivalents at beginning of the year	**143,781**	**128,891**	**14,890**
VI. Increase in cash and cash equivalents accompanying consolidation of additional subsidiaries	**56**	—	**56**
VII. Cash and cash equivalents at the end of the year	**94,023**	**143,781**	**-49,758**

SEGMENT INFORMATION

1. Information by business segment

Fiscal 2001 (April 1, 2000 to March 31, 2001)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate business	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	863,284	192,231	56,881	83,118	1,195,516	—	1,195,516
Intergroup operating revenues and transfers	15,944	26,554	10,939	93,383	146,822	-146,822	—
Total sales	879,229	218,786	67,821	176,501	1,342,338	-146,822	1,195,516
Operating expenses	792,556	214,963	54,459	168,396	1,230,375	-146,736	1,083,638
Operating income	86,673	3,823	13,361	8,105	111,963	-85	111,877
Assets, depreciation, and capital expenditures:							
Total assets	1,874,980	64,616	316,922	222,923	2,479,443	96,858	2,576,301
Depreciation	100,036	2,075	12,000	5,934	120,045	—	120,045
Capital expenditures	101,005	1,636	5,456	8,775	116,873	—	116,873

Fiscal 2002 (April 1, 2001 to March 31, 2002)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate business	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	852,188	195,262	57,693	85,464	1,190,610	—	1,190,610
Intergroup operating revenues and transfers	16,010	32,342	11,228	100,174	159,756	-159,756	—
Total sales	868,199	227,605	68,922	185,639	1,350,366	-159,756	1,190,610
Operating expenses	779,797	222,829	53,559	175,821	1,232,007	-159,047	1,072,960
Operating income	88,401	4,776	15,363	9,817	118,358	-708	117,649
Assets, depreciation, and capital expenditures:							
Total assets	1,843,979	64,903	302,942	209,386	2,421,212	-4,424	2,416,787
Depreciation	95,946	1,966	11,620	5,626	115,160	—	115,160
Capital expenditures	104,459	2,307	7,188	6,308	120,264	—	120,264

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of food and beverages, wholesale of various goods, etc.

Real estate business: lending and leasing of real estate, operation of shopping center

Other: hotels, sales of goods, construction, etc.

4. The principal all-company assets included within the elimination and intergroup item are as follows:

Previous consolidated fiscal year: ¥168,403 million (parent company's surplus funds under management (cash and negotiable securities) and deferred tax assets.

Consolidated fiscal year under review: ¥115,579 million (parent company's surplus funds under management (cash and negotiable securities) and deferred tax assets.

2. Information by location

As there were no overseas subsidiaries in fiscal 2001 or 2002, this item was not included.

3. Overseas sales

As there were no overseas sales in fiscal 2001 or 2002, this item was not included.

FLASH REPORT (NON-CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

For further information, please contact: Akiyoshi Yamamoto, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for the Settlement of Accounts: May 13, 2002

Date of the General Meeting of the Shareholders: June 26, 2002

Interim dividends: Yes

Unit stock system: No

1. Results for fiscal 2002 (April 1, 2001 to March 31, 2002)

(1) Operating results

(Figures less than ¥1 million have been omitted)

	Operating revenues (% change from the previous year)		Operating income (% change from the previous year)		Recurring profit (% change from the previous year)	
	Millions of yen		Millions of yen		Millions of yen	
Fiscal 2002	869,887	(-1.3)	99,533	(2.5)	54,092	(24.5)
Fiscal 2001	881,486	(-0.4)	97,058	(-2.0)	43,442	(2.6)

	Net income (% change from the previous year)		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-operating revenues ratio
	Millions of yen		Yen	Yen	%	%	%
Fiscal 2002	32,546	(25.3)	16,273.31	—	8.2	2.5	6.2
Fiscal 2001	25,985	(1.6)	12,992.54	—	6.9	1.9	4.9

Notes: 1. Average number of shares outstanding during fiscal years:

Fiscal 2002: 2,000,000 shares

Fiscal 2001: 2,000,000 shares

2. There were no changes in accounting methods.

3. Percentages indicate year-on-year increase/(decrease) in operating revenues, operating income, recurring profit, and net income.

(2) Dividends

	Dividends per share for the fiscal year			Total amount of dividends (for the entire fiscal year)	Payout ratio	Dividends-to-shareholders' equity ratio
		Interim dividends	Year-end dividends			
	Yen	Yen	Yen	Millions of yen	%	%
Fiscal 2002	5,000.00	2,500.00	2,500.00	10,000	30.7	2.6
Fiscal 2001	5,000.00	2,500.00	2,500.00	10,000	38.5	2.5

Note: Dividends of this period include no commemorative dividend and no special dividend.

(3) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2002	2,135,756	388,662	18.2	194,331.30
Fiscal 2001	2,247,888	403,398	17.9	201,699.07

Notes: 1. Number of shares outstanding at fiscal year-end:

Fiscal 2002: 2,000,000 shares

Fiscal 2001: 2,000,000 shares

2. Number of shares of treasury stock at fiscal year-end:

Fiscal 2002: 0 shares

Fiscal 2001: 0 shares

2. Forecast for fiscal 2003 (April 1, 2002 to March 31, 2003)

	Operating revenues	Recurring profit	Net income	Dividends per share for the fiscal year		
				Interim dividends	Year end dividends	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Interim 2003	431,000	35,000	20,000	2,500.00	—	—
Fiscal 2003	862,000	60,000	34,000	—	2,500.00	5,000.00

(Reference) Net income per share for the fiscal year is forecast to be ¥17,000.00.

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2002	2001	Change from the previous year
ASSETS			
Current assets:			
Cash	49,687	34,927	14,759
Railway fares receivable	18,019	18,205	-185
Accounts receivable	10,398	14,346	-3,948
Accrued income	4,950	5,986	-1,036
Short-term loans	830	1,320	-490
Marketable securities	—	44,226	-44,226
Real estate for sale	121	347	-225
Materials and supplies	2,942	3,195	-252
Prepaid expenses	1,914	1,985	-71
Deferred tax assets	12,618	5,046	7,571
Other current assets	7,600	21,456	-13,856
Less allowance for doubtful accounts	-267	-88	-179
Total current assets	**108,816**	**150,956**	**-42,139**
Fixed assets:			
Railway	1,598,106	1,615,515	-17,409
Ferry	214	238	-23
Other operations	64,539	78,090	-13,551
Related business	91,010	97,075	-6,065
Construction in progress	68,834	47,604	21,230
Investments and advances:	**204,233**	**258,407**	**-54,173**
Investment securities	23,968	108,231	-84,262
Stocks of subsidiaries	119,718	109,763	9,955
Long-term loans	5,425	7,920	-2,494
Long-term prepaid expense	3,008	3,591	-583
Contribution to a welfare annuity	—	8,675	-8,675
Deferred tax assets	45,083	11,205	33,878
Other investments and advances	7,709	9,142	-1,432
Less allowance for doubtful accounts	-680	-122	-558
Total fixed assets	2,026,939	2,096,931	-69,992
Total assets	**2,135,756**	**2,247,888**	**-112,131**

NON-CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2002	2001	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	42,663	11,102	31,561
Current portion of long-term debt	33,760	62,348	-28,588
Current portion of long-term payables for the acquisition of railway properties	34,708	34,772	-63
Current portion of long-term payables	3,946	1,168	2,778
Accounts payable	98,394	98,846	-451
Accrued expenses	13,660	14,868	-1,208
Accrued consumption tax	4,985	7,194	-2,209
Accrued income tax	25,431	15,976	9,454
Railway deposits received	8,393	8,643	-249
Deposits	15,706	25,997	-10,291
Prepaid railway fares received	28,328	28,680	-352
Deposits received	72,914	65,993	6,920
Advance payments received	441	452	-11
Allowance for bonuses	33,916	35,149	-1,233
Other current liabilities	303	495	-191
Total current liabilities	**417,553**	**411,690**	**5,863**
Long-term liabilities:			
Bonds	215,000	200,000	15,000
Long-term debt	236,873	234,233	2,640
Long-term payables for acquisition of railway properties	611,178	720,076	-108,897
Long-term payables	30,011	15,324	14,687
Long-term payables for leased railway properties	40,836	33,338	7,498
Retirement allowances for employees	180,892	221,563	-40,670
Reserve for repairs on concrete structures	9,650	—	9,650
Other long-term liabilities	5,097	8,264	-3,167
Total long-term liabilities	**1,329,540**	**1,432,799**	**-103,259**
Total liabilities	**1,747,093**	**1,844,489**	**-97,396**
Shareholders' equity:			
Capital stock	**100,000**	**100,000**	—
Capital surplus	**55,000**	**55,000**	—
Earned legal surplus	**11,327**	**10,820**	**506**
Retained earnings:	**218,775**	**196,799**	**21,976**
Voluntary reserves	150,000	130,000	20,000
Other reserves	150,000	130,000	20,000
Unappropriated retained earnings	68,775	66,799	1,976
Evaluation differences on other securities	3,559	40,777	-37,218
Total shareholders' equity	**388,662**	**403,398**	**-14,735**
Total liabilities and shareholders' equity	**2,135,756**	**2,247,888**	**-112,131**

NON-CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted)

	Millions of yen		
	2002	2001	Change from the previous year
Operating revenues	**869,887**	**881,486**	**-11,599**
Transportation	770,259	773,129	-2,869
Transportation incidentals	24,609	24,680	-70
Other operations	18,385	18,658	-273
Travel Business	6,452	10,424	-3,971
Miscellaneous	50,179	54,593	-4,413
Operating expenses	770,354	784,428	-14,073
Personnel costs	330,540	345,626	-15,086
Non-personnel costs	281,266	275,085	6,181
Energy costs	39,233	38,293	940
Maintenance costs	116,878	114,378	2,500
Miscellaneous costs	125,154	122,413	2,741
Rental payments for JRCPC. etc	31,389	31,523	-133
Taxes	30,042	30,327	-284
Depreciation	97,115	101,865	-4,750
Operating income	99,533	97,058	2,474
Nonoperating revenues	6,263	7,267	-1,004
Nonoperating expenses	51,703	60,883	-9,180
Recurring profit	54,092	43,442	10,650
Extraordinary profit	105,142	107,445	-2,302
Extraordinary loss	99,677	105,832	-6,154
Income before income taxes	59,557	45,055	14,502
Income taxes-current	41,243	31,810	9,433
Income taxes-deferred	-14,232	-12,740	-1,492
Net income	32,546	25,985	6,561

APPROPRIATION OF RETAINED EARNINGS

(Figures less than ¥1 million have been omitted) Years ended March 31

	Millions of yen		
	2002	2001	Change from the previous year
Unappropriated retained earnings for the current year	68,775	66,799	1,976
Reversal of reserve for advanced depreciation of fixed assets	18	—	18
Total	68,793	66,799	1,994
Appropriation is proposed as follows:			
Earned legal surplus	—	506	-506
Cash dividends to shareholders	5,000	5,000	—
[per share]	[¥2,500]	[¥2,500]	
Directors' bonuses	80	64	16
[Including corporate auditors' bonuses]	[16]	[12]	[3]
Reserve for advanced depreciation of fixed assets	2,839	—	2,839
General reserve	20,000	20,000	—
Retained earnings carried forward to the next period	40,874	41,228	-354

Notes: 1. Interim dividends for fiscal 2001 were paid on December 12, 2000: ¥5 billion (¥2,500 per share)

2. Interim dividends for fiscal 2002 were paid on December 11, 2001: ¥5 billion (¥2,500 per share)

Supplemental Finacial Data

1.Forecast for fiscal 2003 (Consolidated Basis)

	Forecast for fiscal 2003	March 31, 2002	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues	1,181.0	1,190.6	-9.6
Operating income	119.0	117.6	1.3
Recurring profit	73.0	70.0	2.9
Net income	39.0	45.5	-6.5

2. Earnings forecast for fiscal 2003 by segment

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Billions of yen	Billions of yen	Billions of yen	Billions of yen
Operating revenues	860.0	229.4	68.2	188.3
Operating income	93.2	3.9	14.0	8.6

3.Forecast for fiscal 2003 (Non-Consolidated Basis)

	Forecast for fiscal 2003	March 31, 2002	Change from the previous year
	Billions of yen	Billions of yen	Billions of yen
Operating revenues (Transportation)	862.0 (766.0)	869.8 770.2	-7.8 -4.2
Operating income	103.0	99.5	3.4
Recurring profit	60.0	54.0	5.9
Net income	34.0	32.5	1.4

4.Other detailed data

(People, Billions of yen, %)

	March 31, 2002		March 31, 2001	
	Consolidated Basis	Non- Consolidated Basis	Consolidated Basis	Non- Consolidated Basis
Employees at the end of period (Includes staff seconded to other companies)	43,394 -	29,875 (36,174)	45,995 -	32,117 (38,902)
Retirement payment costs	62.9	60.2	64.5	61.4
Number of employees entitled to retirement payment	4,851	3,940	3,328	2,509
Maintenance costs	-	116.8	-	114.3
Depreciation	115.1	97.1	120.0	101.8
Financial expenses, net	-53.8	-50.3	-61.8	-58.1
Interest and dividend income	0.5	0.8	1.3	1.5
Interest expenses	-54.3	-51.1	-63.1	-59.6
Capital expenditures	120.2	121.1	116.8	102.4
Own funds	88.3	89.2	86.3	71.8
Long-term debt and payables	1,257.9	1,165.4	1,385.6	1,267.9

Notes: 1. Figures less than ¥10 million have been omitted.

2. The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

5. Comparison with numeric targets of Mid-term Management Targets

			Millions of yen		
			Fiscal 2002	**Forecast for fiscal 2003**	**Mid-term Management Targets (Fiscal 2006)**
ROA (Operating Income)	(consolidated)	%	4.7	4.9	5.4
Operating Income	(consolidated)	billion yen	117.6	119.0	130.0
Net Income	(consolidated)	billion yen	45.5	39.0	50.0
Long-term Debt	(consolidated)	billion yen	1,257.9	1,220.0	1,100.0
Long-term Debt	(non-consolidated)	billion yen	1,165.4	1,135.0	1,000.0
Head Count	(non-consolidated)	people	39,269	36,498	32,000

Annex B – A.23